Exhibit 99.1

News release

Cenovus Energy acquires 8.5% of MEG Energy common shares

Calgary, Alberta (Oct. 14, 2025) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced that it has acquired an aggregate of 21,723,540 common shares of MEG Energy Corp. (“MEG”) through the facilities of the Toronto Stock Exchange or other Canadian alternative exchanges or markets. Immediately following the acquisition of the common shares, Cenovus beneficially owned, directly or indirectly, and exercised control or direction over an aggregate of MEG common shares representing 8.5% of the 254,378,035 MEG common shares issued and outstanding, all of which have been acquired by Cenovus since Oct. 8, 2025.

The MEG common shares were acquired by Cenovus in furtherance of its previously announced transaction with MEG. To the extent Cenovus is able, the company intends to vote any acquired shares in favour of the transaction. Cenovus may, from time to time, dependent on market or other conditions, and subject to applicable securities laws, either increase or decrease its beneficial ownership in the MEG common shares.

This news release is disseminated in accordance with section 5.4 of National Instrument 62-104 Take-Over Bids and Issuer Bids.

Advisory

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Forward-looking information in this document is identified by words such as “intends” and “may” and includes, but is not limited to, statements regarding: Cenovus’s intention to vote acquired shares in favour of its previously announced transaction with MEG; and regarding Cenovus’s future ownership in MEG common shares and its intentions related thereto. Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, including those risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis for the periods ended December 31, 2024 and June 30, 2025 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com). Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the

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United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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